SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 13
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934*

TEMTEX INDUSTRIES, INC.
==================================================================================
(Name of Issuer)

Common Stock, par value $.20 per share
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(Title of Class of Securities)

88 0236203
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(CUSIP Number)

James E. Upfield
5400 LBJ Freeway
Suite 1375
Dallas, Texas 75240
972-726-7175

==================================================================================
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2001
==================================================================================
(Date of Event Which Requires Filing
of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

     Note: Schedules filed in paper form shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 88 0236203	Amendment No. 13 to 13D

(1)	Name of Reporting Person S.S. No. of Above Person	James E. Upfield

(2)	(Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds*	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

(6)	Citizenship of Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power	1,351,690
(8) Shared Voting Power	24,750
(9) Sole Dispositive Power	1,351,690
(10) Shared Dispositive Power	24,750
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,376,440

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	40.0%

(14)	Type of Reporting Person*	IN

SEE INSTRUCTIONS

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AMENDMENT NO. 13
TO
SCHEDULE 13D

Filed Pursuant to Rule 13d-2

INTRODUCTORY STATEMENT

The Statement on Schedule 13D relating to the common stock, $.20 par value (the "Shares"), of TEMTEX INDUSTRIES, INC., a Delaware Corporation (the "Issuer") filed by James E. Upfield (the "Reporting Person"), as amended prior to the date hereof, is hereby amended and supplemented as follows pursuant to this Amendment No. 13:
1.	Security and Issuer.

NOT AMENDED.

2.	Identity and Background.

The response to Item 2 is hereby amended and restated, in its entirety, to read as follows:
	(a)	This Amendment No. 13 is being filed by James E. Upfield. The information set forth in paragraphs (b) through (f) below is also being furnished with respect to Betty R. Howard who has shared voting and shared investment power over certain of the Shares of which Mr. Upfield has indirect beneficial ownership as indicated in Item 5 below.

	(b)	Mr. Upfield's business address is 5400 LBJ Freeway, Suite 1375, Dallas, Texas, 75240-2602; and
Mrs. Howard's business address is 1819 W. Olive Avenue, Burbank, California, 91506.

	(c)	The Reporting Person is Chairman of the Board of the Issuer, whose address is set forth in Item 1 above.

	(d)	Neither the Reporting Person nor Mrs. Howard has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

	(e)	Neither the Reporting Person nor Mrs. Howard has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activity subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Both the Reporting Person and Mrs. Howard are citizens of the United States of America.

3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 is hereby supplemented by adding the following additional paragraph:

The aggregate purchase price of the 34,500 Shares identified in Item 5 of this Amendment No. 13 which were purchased since the date of Amendment No. 12 to the Schedule 13D was $32,382.26 The source of funds used to acquire such Shares was Mr. Upfield's personal funds.
4.	Purpose of Transaction.

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The response to Item 4 is hereby supplemented by adding the following additional paragraph:

The Reporting Person acquired the Shares in the transaction described in Item 5 of this Amendment No. 13 in order to increase his personal investment in the Issuer. The Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D; however, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of Shares which he beneficially owns through privately negotiated transactions, in the open market, disposition by gift or otherwise.
5.	Interest in Securities of the Issuer.

As of the filing of this Amendment No. 13, the Reporting Person beneficially owned an aggregate of 1,376,440 Shares, representing approximately 40.0% of the 3,444,641 Shares outstanding on November 30, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2000. Of such Shares, the Reporting Person had direct beneficial ownership with sole voting and sole investment power of 1,351,690 Shares, and indirect beneficial ownership with shared voting and shared investment power of 24,750 Shares which are owned of record by HUTCO, a partnership comprised of the Reporting Person and Betty R. Howard.

On January 10, 2001 and January 11, 2001, respectively, the Reporting Person acquired an aggregate of 34,500 Shares for a total purchase price of $32,382.26. Specifically, the Reporting Person engaged in the following transactions in the Issuer's Common Stock:
			Purchase Price -----------------------------------------
Transaction Date ----------------------------	Transaction -----------------------------------------------	No. Shares ----------------------	Per SH ----------------	Aggregate ----------------------
01/10/2001	Open Market Purchase	16,500	$0.9492	$ 15,662.51
01/10/2001	Open Market Purchase	13,000	$0.9015	$ 11,719.75
01/11/2001	Open Market Purchase	5,000	$ 1.00	$ 5,000.00
	TOTAL	34,500 =====		$ 32,382.26 =========

6.	Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer.

NOT AMENDED.

7.	Material to be Filed as Exhibits.

NOT AMENDED.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 to Schedule 13D is true, complete and correct.

Date:     January ___, 2001
James E. Upfield

Attention: Intentional misstatements or
omissions of fact constitute federal
criminal violations (see 18 U.S. C. 1001).

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